Exhibit 99.1

SOLAI Begins Official Sale of Solode Neo, Enabling Always-On AI Agents Across Claude Code, OpenAI Codex, and Hermes

AKRON, Ohio, May 13, 2026 /PRNewswire/ — SOLAI Limited (NYSE: SLAI) (previously traded under “BTCM”) (“SOLAI” or the “Company”), a technology-driven personal AI and digital infrastructure provider, today announced the official sale of Solode Neo, its compact personal AI computer designed for the next generation of always-on AI agents and developer-agent workflows.

Solode Neo by SOLAI Limited (NYSE: SLAI) — a personal AI node that brings self-hosted, privacy-first AI agents to the home.

First introduced in April 2026 with OpenClaw pre-configured, Solode Neo is now available for immediate purchase and supports Hermes, Claude Code, OpenAI Codex, and Gemini CLI, delivered automatically via the device’s existing over-the-air (OTA) update mechanism. These integrations position Solode Neo as a multi-framework local host for persistent AI agents, developer workflows, and coding-agent environments. The Company is also developing additional runtime and software-layer integrations to further simplify how users interact with third-party agent frameworks and model providers over time.

Solode Neo is available at US$399. Each Solode Neo also comes with complimentary AI credits, allowing users to begin interacting with AI agents immediately after setup. Through SOLAI’s model-routing layer and supported providers, the included credits support up to 20 million tokens for lightweight everyday AI tasks, depending on model selection and usage behavior.

Orders and token credit are subject to terms and conditions; visit solode.com to place an order, explore full product specifications and technical details, and view applicable terms.

About SOLAI Limited

SOLAI Limited (previously known as “BIT Mining Limited”) (NYSE: SLAI) (previously traded under “BTCM”) is a technology-driven personal AI and digital infrastructure provider. Building upon its historical legacy in digital asset mining and blockchain network operations, the Company is leveraging extensive experience in large-scale hardware deployment, data center operations, and high-performance computing to build the foundational infrastructure for personal AI computing and digital asset ecosystems globally.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Important factors that could cause SOLAI’s actual results to differ materially from those indicated in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For further information:

SOLAI Limited

ir@solai.com

ir.solai.com

www.solai.com

Christensen Advisory

Jason Ng

Tel: +852-2117-0861

Email: solai@christensencomms.com